Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-157642
Dated November 14, 2011

Final Terms for Issuance

Issuer:	Toyota Motor Credit Corporation

Security:	Fixed Rate Medium Term Notes, Series B

Issuer Senior Long-Term	Aa3 (stable outlook) / AA- (negative outlook)
Debt Ratings:

Cusip / ISIN:	89233P5N2 / US89233P5N24

Pricing Date:	November 14, 2011

Settlement Date:	November 17, 2011

Maturity Date:	November 17, 2014

Principal Amount:	$1,000,000,000

Benchmark Treasury:	UST 0.375% due November 15, 2014

Treasury Yield:	0.375%

Spread to Treasury:	+95 bps

Re-offer Price:	99.780%

Commission:	0.225%

All-in Price to Issuer:	99.555%

Net Proceeds to Issuer:	$995,550,000

Coupon:	Fixed Rate

Coupon Rate:	1.250%

Yield:	1.325%

Interest Payment Frequency:	Semi-annual

Initial Interest Payment Date:	May 17, 2012

Interest Payment Dates:	On the 17th of each May and November, and on the Maturity Date

Day Count Convention:	30/360

Business Day Convention:	Following, unadjusted

Business Days:	New York

Governing Law:	New York

Minimum Denominations:	$2,000 and $1,000 increments thereafter

Bookrunners:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.

Senior Co-managers:	HSBC Securities (USA) Inc.
Nomura Securities International, Inc.
RBS Securities Inc.
RBC Capital Markets, LLC

Junior Co-managers:	Kaufman Bros., L.P.
Williams Capital Group, L.P.

DTC Number:	#7256

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the prospectus dated March 2, 2009 and prospectus supplement thereto dated March 10, 2009 relating to these notes.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the web at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847; Citigroup Global Markets Inc. at 1-877-858-5407; Deutsche Bank Securities Inc. at 1-800-503-4611; or Goldman, Sachs & Co. at 1-866-471-2526.

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